SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q3 05 Earnings Results

I. Performance in Q3 2005 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q3 05	Q2 05	Q3 04	QoQ	YoY
Quarterly Results
Revenues	2,741	2,308	1,875	18.8%	46.2%
Operating Income	240	29	256	727.6%	-6.3%
Ordinary Income	217	1	240	21,600.0%	-9.6%
Net Income	227	41	291	453.7%	-22.0%

II. Event of Q3 2005 Earnings Results

1.	Provider of Information:	IR team

2.	Participants:	Institutional investors, securities analysts, etc.

3.	Event:	Q3 05 Earnings Results

4.	Date & Time:	4:30 p.m. (Korea Time) on October 11, 2005 in Korean
9:00 p.m. (Korea Time) on October 11, 2005 in English

5.	Venue & Method:	1) Earnings release conference in Korean:
- International Conference room, Korea Exchange, Seoul
(1st floor, Main building)

2) Conference call in English:
- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at
www.lgphilips-lcd.com.

6.	Contact Information

	1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Jicheon Chang, Assistant Manager, Financing Team
(82-2-3777-1277)

	3) Relevant Team:	IR team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation materials for Q3 05 Earnings Results are attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q3 05 are unaudited and unreviewed. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q3 05	Q2 05	Q3 04	QoQ	YoY
Quarterly Results
Revenues	2,741	2,308	1,874	18.8%	46.3%
Operating Income	239	36	265	563.9%	-9.8%
Ordinary Income	216	3	250	7,100.0%	-13.6%
Net Income	238	38	298	526.3%	-20.1%

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q3 05	Q2 05	Q3 04	QoQ	YoY
Quarterly Results
Revenues	2,416	2,029	1,836	19.1%	31.6%
Operating Income	243	28	244	767.9%	-0.4%
Ordinary Income	214	1	237	21,300.0%	-9.7%
Net Income	227	41	291	453.7%	-22.0%

Attached:	1) Press Release
2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS THIRD QUARTER 2005 RESULTS

SEOUL, Korea October 11, 2005 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended September 30, 2005. Amounts in Korean Won are translated into US dollars at the noon buying rate in effect on September 30, 2005, which was KRW 1,042.4 per US dollar.

•	Sales in the third quarter of 2005 increased by 19% to KRW 2,741 billion (USD 2,630 million) from sales of KRW 2,308 billion (USD 2,214 million) in the second quarter of 2005 and increased 46% compared to KRW 1,875 billion (USD 1,799 million) in the third quarter of 2004. Third quarter 2005 sales were led by the growing demand for large and wide LCD TV panels and a stronger pricing environment for notebook panels.

•	Operating profit in the third quarter of 2005 increased to KRW 240 billion (USD 230 million) from KRW 29 billion (USD 28 million) in the second quarter of 2005, and compared to an operating profit of KRW 256 billion (USD 246 million) in the third quarter of 2004.

•	EBITDA in the third quarter of 2005 increased by 54% to KRW 681 billion (USD 653 million) from KRW 442 billion (USD 424 million) in the second quarter of 2005. EBITDA increased by 20% from KRW 568 billion (USD 545 million) in the third quarter of 2004.

•	Net income in the third quarter of 2005 increased to a net profit of KRW 227 billion (USD 218 million) from KRW 41 billion (USD 39 million) in the second quarter of 2005, and compared to a net profit of KRW 291 billion (USD 279 million) in the third quarter of 2004.

“During the third quarter, we further enhanced our product portfolio, consistently reduced our square meter costs and continued on our path of market leadership,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD. “As we predicted, large and wide LCD TVs are becoming mainstream, and we are driving this growth through our cutting-edge products, manufacturing excellence and innovative partnerships. Notably, our strategic investment in a new module plant in Poland, announced during the third quarter, will enable us to better serve the fast-growing European LCD TV market while strengthening relationships with our customers there.”

Third Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended September 30, 2005 increased by 46% to KRW 2,741 billion (USD 2,630 million) from KRW 1,875 billion (USD 1,799 million) in the corresponding period in 2004, as increases in shipments were robust due to growing TV demand and a stabilizing pricing environment. TFT-LCD panels for desktop monitors, TVs, notebook computers and “other applications” accounted for 45%, 29%, 22% and 4%, respectively, on a revenue basis in the third quarter of 2005, compared to 53%, 24%,18% and 5%, respectively, on a revenue basis in the second quarter of 2005.

Overall, the Company shipped a total of 1,248,000 square meters of net display area in the third quarter of 2005, a 13.9% sequential quarterly increase, with an average selling price per square meter of net display area of USD 2,121. This represents an increase in the average selling price per square meter of net display area of approximately 2.9% compared to the average of the second quarter of 2005, and an increase of 2.3% at the end of the third quarter as compared to the end of the second quarter of 2005.

The total cost of goods sold increased to KRW 2,367 billion (USD 2,271 million), or 52% year-on-year and 9% compared to the second quarter of 2005, primarily as a result of increased shipments. The cost of goods sold per square meter of net display area shipped was KRW 1,896 thousand (USD 1,819) for the third quarter of 2005, down 4.2% from the second quarter of 2005.

“In the third quarter, we experienced increased demand, especially in the LCD TV and notebook panel segments, and, as a result, we shipped a record amount of display area, despite a strong competitive environment,” said Ron Wirahadiraksa, President and CFO of LG.Philips LCD. “We were able to meet this demand growth due in large part to the successful ramp up of our P6 facility, which achieved its initial design capacity of 90,000 sheets per month this quarter. While we continued to increase capacity, we were also intensely focused on cost reduction, which continued to show improvement.”

Liquidity

As of September 30, 2005, LG.Philips LCD had KRW 2,129 billion (USD 2,042 million) of cash and cash equivalents. Total debt was KRW 3,618 billion (USD 3,471 million), and the net-debt-to-equity ratio was 20% as of September 30, 2005, compared to 40% last quarter, in large part due to the USD 1.4 billion follow-on equity offering in July 2005.

Capital Spending

Capital expenditures in the third quarter of 2005 decreased to KRW 1,380 billion (USD 1,324 million) from KRW 1,434 billion (USD 1,376 million) in the third quarter of 2004. Our capital expenditures for the third quarter of 2005 were mainly used for continued investment in P6 and P7.

Utilization and Capacity

Total input capacity on an area basis increased approximately 17% in the third quarter compared to the second quarter, due mainly to P6 achieving its initial design capacity of 90,000 input sheets per month. The Company intends to expand this capacity further over time.

Outlook

The following expectations are based on current information as of October 11, 2005. The Company does not expect to update its expectations until next quarter’s earnings release. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“For the fourth quarter of 2005, we anticipate our area shipments will increase by a low teens percentage quarter-on-quarter due to continued growth, especially in the rapidly expanding TV segment,” commented Mr. Wirahadiraksa. “We expect our average selling price per square meter of net display area shipped at the end of the fourth quarter of 2005 to be flat to slightly down, as compared to the end of the third quarter of 2005, largely due to potentially weaker pricing for some monitors. Our EBITDA margin for the fourth quarter is expected to be in the mid-to-high twenties. Our CAPEX guidance for 2005 remains unchanged from the previous quarter’s guidance, and at this stage, we maintain our preliminary CAPEX for 2006 to be in the range of KRW 3.5 trillion to KRW 4.5 trillion.”

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on October 11, 2005 at 4:30 p.m. Korea Standard Time on the 1st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EST and 1:00 p.m. GMT. The call-in number is 031-810-3001 for callers in Korea and +82-2-6677-2256 for callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD website.

http://www.lgphilips-lcd.com

Investors can listen to the conference call over the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the website at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is [031-810-3100] for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 38104#.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 17,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
Jay Hong [Korea]	Monica Huang [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1874
Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com

Media Contacts:
Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Three months ended Sep 30		Nine months ended Sep 30		Three months ended Sep 30		Nine months ended Sep 30
NET REVENUES	2,740,507	100%	7,112,883	100%	1,875,195	100%	6,395,438	100%
Cost of goods sold	(2,367,145)	-86%	(6,638,041)	-93%	(1,555,192)	-83%	(4,459,955)	-70%

GROSS PROFIT	373,362	14%	474,842	7%	320,003	17%	1,935,483	30%
Selling, general & administrative	(132,959)	-5%	(339,529)	-5%	(63,626)	-3%	(209,067)	-3%

OPERATING INCOME	240,403	9%	135,313	2%	256,377	14%	1,726,416	27%
Interest income	15,446	1%	36,487	1%	5,227	0%	12,998	0%
Interest expense	(27,954)	-1%	(78,675)	-1%	(11,775)	-1%	(37,465)	-1%
Foreign exchange gain (loss), net	(2,055)	0%	(21,039)	0%	(7,784)	0%	(23,965)	0%
Others, net	(8,881)	0%	(11,943)	0%	(1,884)	0%	(8,987)	0%

Total other income (expense)	(23,444)	-1%	(75,170)	-1%	(16,216)	-1%	(57,419)	-1%

INCOME BEFORE INCOME TAX EXPENSE	216,959	8%	60,143	1%	240,161	13%	1,668,997	26%
Income tax expense	10,013	0%	129,043	2%	50,707	3%	(48,973)	-1%

NET INCOME (LOSS)	226,972	8%	189,186	3%	290,868	16%	1,620,024	25%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Sep 30		Jun 30		Sep 30		Jun 30
ASSETS
Current assets:
Cash and cash equivalents	2,129,456	16%	1,330,973	11%	1,211,843	12%	559,936	7%
Trade accounts and notes receivable	1,307,958	10%	1,215,026	10%	885,790	9%	1,342,193	16%
Inventories	724,954	5%	721,298	6%	692,395	7%	452,856	5%
Other receivables and assets	248,701	2%	299,725	3%	127,888	1%	147,773	2%
Total current assets	4,411,069	33%	3,567,022	30%	2,917,916	30%	2,502,758	30%

Investments and other non-current assets	413,959	3%	350,716	3%	292,942	3%	138,611	2%
Property, plant and equipment, net	8,548,527	63%	7,754,666	65%	6,327,617	65%	5,534,822	66%
Other Intangible assets, net	167,933	1%	171,311	1%	198,100	2%	200,831	2%

Total assets	13,541,488	100%	11,843,715	100%	9,736,575	100%	8,377,022	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	794,504	6%	631,798	5%	632,052	6%	575,421	7%
Trade accounts and notes payable	730,003	5%	651,783	6%	489,602	5%	438,438	5%
Other payables and accrued liabilities	1,816,328	13%	1,836,142	16%	1,221,747	13%	1,438,639	17%

Total current liabilities	3,340,835	25%	3,119,723	26%	2,343,401	24%	2,452,498	29%

Long-term debt	2,822,930	21%	2,957,417	25%	1,651,164	17%	1,648,543	20%
Reserves for pension	59,528	0%	54,160	0%	43,050	0%	39,347	0%

Total liabilities	6,223,293	46%	6,131,300	52%	4,037,615	41%	4,140,388	49%

Common Stock and additional paid-in capital	4,069,499	30%	2,668,718	23%	2,640,848	27%	1,450,000	17%
Accumulated result	3,280,838	24%	3,053,889	26%	3,056,254	31%	2,765,385	33%
Capital adjustment	(32,142)	0%	(10,192)	0%	1,858	0%	21,249	0%
Shareholders’ equity	7,318,195	54%	5,712,415	48%	5,698,960	59%	4,236,634	51%

Total liabilities and shareholders’ equity	13,541,488	100%	11,843,715	100%	9,736,575	100%	8,377,022	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005		2004
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Net Income	226,972	189,186	290,868	1,620,024
Depreciation	440,522	1,254,722	309,620	850,839
Amortization	11,097	34,225	10,974	33,750
Others	29,241	78,354	1,787	24,378

Operating Cash Flow	707,832	1,556,487	613,249	2,528,991
Net Change in Working Capital	55,994	(337,329)	230,040	17,136

Change in accounts receivable	(95,131)	(404,252)	458,029	254,322
Change in inventory	(3,657)	80,406	(240,490)	(355,219)
Change in accounts payable	83,020	150,432	52,565	85,601
Change in others	71,762	(163,915)	(40,064)	32,432

Cash Flow from Operation	763,826	1,219,158	843,289	2,546,127
Capital Expenditures	(1,380,277)	(2,801,669)	(1,432,812)	(3,402,287)

Acquisition of PP&E	(1,370,812)	(2,786,520)	(1,331,947)	(3,288,947)
(Delivery)	(1,207,522)	(3,277,936)	(1,102,461)	(3,231,135)
(Other account payables)	(163,290)	491,416	(229,486)	(57,812)
Intangible assets investment	(7,720)	(10,147)	(12,303)	(19,161)
Others	(1,745)	(5,002)	(88,562)	(94,179)

Cash Flow before Financing	(616,451)	(1,582,511)	(589,523)	(856,160)
Cash Flow from Other Financing Activities	13,754	949,548	50,581	373,208
Proceeds from Additional Stocks	1,401,180	1,401,180	1,190,849	1,190,849

Net Cash Flow	798,483	768,217	651,907	707,897

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Three months ended Sep 30		Nine months ended Sep 30		Three months ended Sep 30		Nine months ended Sep 30
REVENUE	2,740,507	100%	7,112,883	100%	1,873,579	100%	6,392,062	100%
Cost of goods sold	(2,364,366)	-86%	(6,613,579)	-93%	(1,543,259)	-82%	(4,423,667)	-69%

GROSS PROFIT	376,141	14%	499,304	7%	330,320	18%	1,968,395	31%

Selling, general & administrative	(137,490)	-5%	(350,047)	-5%	(65,609)	-4%	(222,809)	-3%

OPERATING INCOME	238,651	9%	149,257	2%	264,711	14%	1,745,586	27%

Interest income	15,446	1%	36,487	1%	5,227	0%	12,998	0%
Interest expense	(27,451)	-1%	(81,149)	-1%	(13,870)	-1%	(40,832)	-1%
Foreign exchange gain (loss), net	(9,568)	0%	(33,016)	0%	(6,002)	0%	(18,047)	0%
Others, net	(1,021)	0%	(527)	0%	271	0%	857	0%

Total other income (expense)	(22,594)	-1%	(78,205)	-1%	(14,374)	-1%	(45,024)	-1%

INCOME BEFORE INCOME TAX EXPENSE	216,057	8%	71,052	1%	250,337	13%	1,700,562	27%

Income tax expense	21,952	1%	110,882	2%	47,557	3%	(52,428)	-1%

NET INCOME(LOSS)	238,009	9%	181,934	3%	297,894	16%	1,648,134	26%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Sep 30		Jun 30		Sep 30		Jun 30
ASSETS
Current assets:
Cash and cash equivalents	2,129,456	16%	1,330,973	11%	1,211,843	13%	559,936	7%
Trade accounts and notes receivable	1,307,958	10%	1,215,026	10%	885,312	9%	1,341,749	16%
Inventories	723,917	5%	720,836	6%	691,145	7%	451,383	5%
Other current assets	248,029	2%	297,800	3%	130,765	1%	169,366	2%
Total current assets	4,409,360	33%	3,564,635	30%	2,919,065	30%	2,522,434	31%

Investments and other non-current assets	434,718	3%	361,167	3%	311,099	3%	150,117	2%
Property, plant and equipment, net	8,578,817	64%	7,788,439	66%	6,360,059	66%	5,565,875	67%
Intangible assets, net	42,341	0%	36,058	0%	33,335	0%	26,934	0%

Total assets	13,465,236	100%	11,750,299	100%	9,623,558	100%	8,265,360	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term debt	794,689	6%	633,107	5%	632,052	7%	575,617	7%
Trade accounts and notes payable	730,003	5%	651,783	6%	491,903	5%	438,438	5%
Other payables and accrued liabilities	1,820,576	14%	1,840,072	16%	1,219,144	13%	1,441,381	17%

Total current liabilities	3,345,268	25%	3,124,962	27%	2,343,099	24%	2,455,436	30%

Long-term debt	2,875,674	21%	3,005,875	26%	1,657,916	17%	1,656,606	20%
Other non-current liabilities	61,138	0%	54,829	0%	46,249	0%	39,347	0%

Total liabilities	6,282,080	47%	6,185,666	53%	4,047,264	42%	4,151,389	50%

Common Stock & APIC	4,032,294	30%	2,630,379	22%	2,629,531	27%	1,450,000	18%
Retained Earnings	3,182,954	24%	2,944,967	25%	2,945,489	31%	2,647,595	32%
Capital adjustment	(32,092)	0%	(10,713)	0%	1,274	0%	16,376	0%
Shareholders’ equity	7,183,156	53%	5,564,633	47%	5,576,294	58%	4,113,971	50%

Total liabilities and shareholders’ equity	13,465,236	100%	11,750,299	100%	9,623,558	100%	8,265,360	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005		2004
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Cash flows from operating activities:
Net income	238,009	181,934	297,894	1,648,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	440,892	1,255,835	312,615	849,689
Amortization	1,436	5,242	1,293	4,747
Others, net	52,126	107,240	(16,435)	(4,643)
Change in operating assets and liabilities:
Change in A/R	(90,238)	(456,946)	468,313	272,543
Change in inventory	(3,080)	80,273	(237,939)	(349,880)
Change in A/P	83,021	148,897	53,053	88,238
Change in others	43,464	(105,387)	(26,158)	61,729

Net cash provided by operating activities	765,630	1,217,088	852,636	2,570,557

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,370,812)	(2,786,520)	(1,446,738)	(3,416,422)
Proceeds from sales of property, plant and equipment	223	2,727	955	4,151
Others, net	(9,688)	(17,876)	714	(2,272)

Net cash used in investing activities	(1,380,277)	(2,801,669)	(1,445,069)	(3,414,543)

Cash flows from financing activities:
Financing Activities	13,754	949,548	50,575	358,052
New Equity & Others	1,401,180	1,401,180	1,190,849	1,190,849

Net cash provided by financing activities	1,414,934	2,350,728	1,241,424	1,548,901

Effect of exchange rate change on cash and cash equivalents	(1,804)	2,070	2,916	2,914

Net increase (decrease) in cash	798,483	768,217	651,907	707,829

- These financial statements are provided for informational purposes only

LG.Philips LCD

Net Income Reconciliation to US GAAP

( In millions of KRW)

	2005
	Three months ended Sep 30	Nine months ended Sep 30
Net Income under K GAAP	226,972	189,186
US GAAP Adjustments	11,037	(7,252)
Depreciation of property, plant and equipment	(655)	(1,965)
Amortization of Intellectual Property Rights	9,095	30,081
Adjustment of AR discount loss	670	765
Capitalization of financial interests	(2,827)	(3,540)
Inventory Valuation effect of US GAAP Adjustments	(10)	(963)
Pension expense	(318)	(53)
Income tax effect of US GAAP Adjustments	11,352	(18,748)
ESOP	(737)	(2,597)
Convertible bonds (including FX valuation)	(4,589)	(8,596)
Stock appreciation right	(944)	(1,636)

Net Income under US GAAP	238,009	181,934

- These financial statements are provided for informational purposes only

Attachment 2. Presentation Material

Q3 05 Earnings Results

October 11, 2005

1

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through September 30, 2005, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q305 Earnings Presentation.

2

Agenda

Q3 05 Earnings Results

Performance Highlights

Outlook

32”W

37”W

42”W

47”W

Paju-P7

3

Q3 05 Earnings Results

4

Q3 05 Income Statement

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Revenue 2,741 2,308 1,875 19% 46%

COGS 2,367 2,169 1,555 9% 52%

Gross profit 374 139 320 169% 17%

Operating income 240 29 256 728% (6%)

EBITDA 681 442 568 54% 20%

Income before tax 217 1 240 N/A (10%)

Net income 227 41 291 454% (22%)

Margin (%)

Gross margin 14 6 17 8 (3)

Operating margin 9 1 14 8 (5)

EBITDA margin 25 19 30 6 (5)

Net margin 8 2 16 6 (8)

Source: Unaudited, Company financials

K GAAP (Consolidated)

5

Q3 05 Balance Sheet

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Assets 13,541 11,844 9,736 14% 39%

Cash & equivalent 2,129 1,331 1,212 60% 76%

Inventory 725 721 692 1% 5%

Liabilities 6,223 6,131 4,037 2% 54%

Short term debt 795 632 632 26% 26%

Long term debt 2,823 2,957 1,651 (5%) 71%

Shareholders’ equity 7,318 5,713 5,699 28% 28%

Net debt to equity ratio (%) 20 40 19 (20) 1

Source: Unaudited, Company financials

K GAAP (Consolidated)

6

Q3 05 Cash Flow

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Net income 227 41 291 186 (64)

Depreciation & Amortization 452 423 321 29 131

Others 29 32 2 (3) 27

Working capital 56 (123) 230 179 (174)

Cash flow from operations 764 373 844 391 (80)

CAPEX (1,380) (969) (1,434) (411) 54

Cash flow before financing (616) (596) (590) (20) (26)

Financing activities 13 577 51 (564) (38)

Cash proceeds from follow-on 1,401 0 1,191 * 1,401 210

Net change in cash 798 (19) 652 817 146

Source: Unaudited, Company financials

K GAAP (Consolidated)

*	Cash proceeds from IPO
7

Performance Highlights

8

Shipments and ASP

Total k m2 *

3,000 2,000 1,000 0

Q3 Q4 Q1 05 Q2 Q3

ASP**/m2 (USD) $4,000 $3,000 $2,000 $1,000 $0 $2,857 $2,304 $2,085 $2,062 $2,121

560

771

958

1,096

1,248

Display area shipment in m2 (k)

ASP per m2 (USD)

Source: Company financials

*	Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

Revenue: Product Mix

4% 14%

55%

27%

5%

24%

53%

18% 4% 29% 45% 22%

Q3 04 Q2 05 Q3 05

Notebooks

Monitors

TV

Applications

Source: Company financials

Q3 05 Capacity Update

P6 has achieved initial design capacity of 90 K per month for the quarter

Unit: Quarterly input capacity by Area (k m² )

2,500 2,000 1,500 1,000 500

0

Q304 Q4 Q105 Q2 Q3

P6

P5 P4 P1~P3

Source: Company financials

Cash ROIC

EBITDA margin

30%

21%

13%

19%

25%

Q304 Q4 Q105

Q2 Q3

Sales / IC*

140% 141% 136%134%133%

Q304 Q4 Q105 Q2 Q3

Cash ROIC

42%

35% 29% 25% 18%

Q304 Q4 Q105 Q2 Q3

K GAAP (Consolidated)

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized

Outlook

Outlook

Total Shipments in m2

Q4 05 vs. Q3 05 : Low teens (%)

ASP per m2 shipped

End of Q4 05 vs. End of Q3 05

: Flat to slightly down (%)

EBITDA Margin

Q4 05: Mid-to-high twenties (%)

CAPEX 2006 (E)

3.5 to 4.5 trillion KRW

Capex schedule (KRW b)

4,580

3,144

1,436

3,500—4,500

1,700

800

2005E

2006E

1,000-2,000

Others

P7

Future production facilities

Source: Company financials, Delivery basis

Questions and Answers

Appendix

US GAAP Income Statement

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Revenue 2,741 2,308 1,874 19% 46%

COGS 2,364 2,159 1,543 9% 53%

Gross profit 377 149 331 153% 14%

Operating income 239 36 265 564% (10%)

EBITDA 672 437 576 54% 17%

Income before tax 216 3 250 N/A (14%)

Net income 238 38 298 526% (20%)

Margin (%)

Gross margin 14 6 18 8 (4)

Operating margin 9 2 14 7 (5)

EBITDA margin 25 19 31 6 (6)

Net margin 9 2 16 7 (7)

Source: Unaudited, Company financials

US GAAP Balance Sheet

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Assets 13,465 11,750 9,623 15% 40%

Cash & equivalent 2,129 1,331 1,212 60% 76%

Inventory 724 721 691 0% 5%

Liabilities 6,282 6,186 4,047 2% 55%

Short term debt 795 633 632 26% 26%

Long term debt 2,876 3,006 1,658 (4%) 73%

Shareholders’ equity 7,183 5,564 5,576 29% 29%

Net debt to equity ratio (%) 21 41 19 (20) 2

Source: Unaudited, Company financials

US GAAP Cash Flow

KRW b Q3 05 Q2 05 Q3 04 QoQ change YoY change

Net income 238 38 298 200 (60)

Depreciation & Amortization 442 414 314 28 128

Others 52 45 (14) 7 66

Working capital 32 (124) 257 156 (225)

Cash flow from operations 764 373 855 391 (91)

CAPEX (1,380) (969) (1,445) (411) 65

Cash flow before financing (616) (596) (590) (20) (26)

Financing activities 13 577 51 (564) (38)

Cash proceeds 1,401 0 1,191 1,401 210

Net change in cash 798 (19) 652 817 146

Source: Unaudited, Company financials

Net Income Reconciliation to US GAAP

KRW b Q3 05 Q2 05

Net income under K GAAP 227 41

US GAAP adjustments 11 (3)

Depreciation of PP&E (1) (1)

Amortization of IPR 9 9

Adjustment of AR discount loss 1 1

Capitalization of financial interests (3) (1)

Pension expense 0 (1)

Income tax effect of US GAAP adjustments 12 (4)

ESOP (1) (1)

Convertible bonds (including FX valuation) (5) (4)

Stock appreciation right (1) (1)

Net income under US GAAP 238 38

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW b) Q3 05 Q2 05 Q3 04 QoQ change YoY change

1. Net income 227 41 291 186 (64)

2. Interest expense 28 30 12 (2) 16

3. Interest income (16) (12) (5) (4) (11)

4. Provision (benefit) for income taxes (10) (40) (51) 30 41

5. Depreciation of PP&E 441 412 310 29 131

6. Amortization of intangible asset 11 11 11 0 0

7. Amortization of debt issuance cost 0 0 0 0 0

EBITDA (1+2+3+4+5+6+7) 681 442 568 239 113

US GAAP (KRW b) Q3 05 Q2 05 Q3 04 QoQ change YoY change

1. Net income 238 38 298 200 (60)

2. Interest expense 27 31 14 (4) 13

3. Interest income (15) (12) (5) (3) (10)

4. Provision (benefit) for income taxes (22) (36) (48) 14 26

5. Depreciation of PP&E 441 412 313 29 128

6. Amortization of intangible asset 1 2 1 (1) 0

7. Amortization of debt issuance cost 2 2 3 0 (1)

EBITDA (1+2+3+4+5+6+7) 672 437 576 235 96

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG.Philips LCD makes

Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: October 11, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer